Exhibit 21.1

Subsidiaries of Live Oak Bancshares, Inc.

Live Oak Banking Company, Wilmington, North Carolina

(a North Carolina chartered banking corporation)

nCino, Inc. *

(a Delaware corporation)

Government Loan Solutions, Inc.

(a North Carolina corporation)

504 Fund Advisors, LLC *

(an Illinois limited liability company)

Independence Aviation, LLC

(a North Carolina limited liability company)

*	Unconsolidated subsidiary